

SEC Mail Processing Section

FEB 29 2016

Washington DC 404

SECU 16012643 ION

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| 8-38238 |

# ANNUAL AUDITED REPORT

## FORM X-17A-5
## PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bryant Park Capital Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 16th Floor
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Magerman — (484) 585-8212
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name - if individual, state last, first, middle name)

| 1800 JFK Blvd – 20th Flr | Philadelphia | PA | 19103 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*SEC 1410 (3-91)

**BRYANT PARK CAPITAL SECURITIES INC.**

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## AFFIRMATION

I, Joel Magerman, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Bryant Park Capital Securities, Inc. for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

General Securities Principal
Title

Subscribed and sworn
to before me , ROSEANN MAILLIE,
this 23rd of February, 2016
Roseann Maillie

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ROSEANN MAILLIE, Notary Public
Conshohocken Boro., Montgomery County
My Commission Expires March 14, 2017

# BRYANT PARK CAPITAL SECURITIES, INC.
# STATEMENT OF FINANCIAL CONDITION
# PURSUANT TO RULE 17a-5 UNDER THE
# SECURITIES EXCHANGE ACT OF 1934
# YEAR ENDED DECEMBER 31, 2015

**BRYANT PARK CAPITAL SECURITIES, INC.**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

## TABLE OF CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Bryant Park Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Bryant Park Capital Securities, Inc. as of December 31, 2015. This financial statement is the responsibility of Bryant Park Capital Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bryant Park Capital Securities, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

Philadelphia, Pennsylvania
February 26, 2016

**BRYANT PARK CAPITAL SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2015**

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 57,145 |
| Due from Parent | | 257,256 |
| TOTAL ASSETS | $ | 314,401 |

| | | |
|---|---|---|
| STOCKHOLDER'S EQUITY | | |
| Common stock, no par value; 15,000 shares authorized, | | |
| 10,000 shares issued and outstanding | $ | 10,000 |
| Additional paid-in capital | | 153,710 |
| Retained earnings | | 150,691 |
| TOTAL STOCKHOLDER'S EQUITY | $ | 314,401 |

See accompanying notes to statement of financial condition.

**BRYANT PARK CAPITAL SECURITIES, INC.**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2015**

## NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business activities include investment banking, advisory and consulting services, and merger and acquisition assignments and valuations. The Company is a wholly-owned subsidiary of Bryant Park Capital, LLC (the "Parent").

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

## NOTE 3. INCOME TAXES

The Company elected to be treated as a Qualified Subchapter S Subsidiary of the Parent under the Internal Revenue Code. As such, the Company is not liable for federal income taxes on operating income. For federal tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the Parent. State and local income taxes are calculated as if the Company files on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the Company's statement of financial condition utilizing currently enacted tax laws and rates.

## NOTE 3. INCOME TAXES (CONTINUED)

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company and Parent file income tax returns in the U.S. federal, state, and local jurisdictions.

## NOTE 4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2015, the Company had net capital of approximately $57,100 which was approximately $52,100 in excess of the required minimum net capital of $5,000.

In accordance with the FINRA membership agreement applicable to the Company, it is designated to operate under the exemptive provision of paragraph (k)(2)(i) of SEC Rule 15c3-3. The Company does not handle customers' cash or securities.

## NOTE 5. RELATED-PARTY TRANSACTIONS

In accordance with a service agreement between the Parent and the Company expiring December 31, 2019, all administrative expenses of the Company are paid by the Parent.

From time to time, the Company may receive stock warrants or other securities from clients as compensation for services. Such warrants and other securities received are ultimately distributed to the Parent. No warrants or other securities were received or distributed to the Parent during 2015.

## NOTE 6. SUBSEQUENT EVENTS

Management evaluated the activity of the Company through the date these financial statements were issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.